Exhibit 99.2

              PLAN OF DISTRIBUTION

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Background and Reasons for the Distribution

Following the sale of its insurance subsidiary in 1990, Seafield began to explore possible acquisitions of health care services companies which Seafield perceived as adding value to a holding company whose primary asset was a laboratory testing business. This led Seafield to make an initial, minority-interest investment in the Company in the latter part of 1990. After gaining further knowledge of the Company's business, Seafield decided to provide financing to the Company in 1991 through the purchase of additional shares of Company Common Stock. By the latter part of 1991, Seafield had acquired a controlling interest in the Company.

At that time and until 1995, the Company was primarily a provider of advanced, high-dose chemotherapy cancer treatment services through outpatient facilities, under the direction of affiliated oncologists. High-dose chemotherapy is appropriate for only approximately 5% of all oncology patients and requires extensive services which are not normally available form independent oncology practices. In order to increase the Company's penetration into the oncology market, the Company significantly expanded its outpatient facilities to 47 centers, in 23 states, with affiliations of approximately 350 independent oncologists. These efforts required considerable time and attention of Seafield management, as well as some additional equity investment.

During 1995 the Company began to explore and eventually decided upon an expansion and diversification strategy focused on oncology practice acquisitions and management. Implementation of this strategy, beginning in early 1996, has transformed the Company into a comprehensive cancer management company which now not only owns and/or operates a network of outpatient treatment centers, providing stem cell supported high-dose chemotherapy and other advanced cancer treatment services under the direction of practicing oncologists, but also owns assets of and manages the business aspects of oncology practices, as well as conducts clinical cancer research on behalf of pharmaceutical manufacturers.

Seafield favored this transformation, but it recognized that this strategy would greatly increase the Company's capital needs. As part of its support for the Company's new strategy, Seafield has provided a significant portion of the capital employed by the Company to effect acquisitions of oncology practices since late 1995, providing financing to the Company on two occasions during 1996 in the total amount of approximately $34 Million. The first of these financings enabled the Company to not only make its first major practice acquisition, but also to secure a $27.5 Million credit facility from NationsBank. Both of Seafield's financings were initially in the form of subordinated debt; subsequently they were converted into Company Common Stock.

While the Company has in the past been dependent upon Seafield for capital in order to pursue its growth, Seafield believes that the Company is now in a much more stable financial position. With Seafield's recent investments, the Company's stockholder equity has increased to approximately $62 Million. The Company's available credit under its $27.5 Million bank credit facility at March 31, 1997 was $.4 Million. In April 1997 the credit facility was amended to increase the maximum borrowings to $45.0 Million. Thus, at a time when Seafield's capacity to make further health care industry investments has been significantly reduced, the Company is no longer dependent upon funding from Seafield.

The Company's business operations are also not significantly dependent upon either Seafield or the business of LabOne, which is Seafield's only other operating asset. As a comprehensive cancer management organization managing the non-medical aspects of 10 oncology practices, comprising 39 physicians, and 47 outpatient clinics, the Company is substantially different from and unrelated to the business of LabOne, whose business is insurance industry and clinical laboratory testing. While the Company intends to further pursue its practice acquisition and management strategy, the number of practices now being managed should enable the Company, on a stand alone basis, to be a significant force in the oncology services sector of the health care industry.

Seafield's Board of Directors has concluded that for some time the capital markets have been discounting a holding company's assets when valuing the stock of that holding company. Thus, the Seafield Board has concluded that it would be in the best interests of Seafield shareholders to effect the Distribution and, thereby, eliminate whatever discount Seafield shareholders are experiencing with respect to valuations of Company Common Stock as a result of its ownership by Seafield. The Seafield Board's decision to separate the Company from Seafield is further supported by recent studies indicating, among other things, that (i) the valuations of public companies, such as the Company, are adversely affected where one shareholder has majority ownership, (ii) there is less public shareholder liquidity where a company is majority owned, and (iii) a public company's ability to raise capital and utilize its stock in connection with business combinations is enhanced if it does not have a majority shareholder.

The Seafield Board recognized in its planning that the Distribution would result in a transaction taxable both to Seafield and Seafield shareholders. However, due to the amount and duration of Seafield's holdings of Company Common Stock, Seafield is not positioned to cost-effectively consummate the Distribution on a tax free basis, without disrupting and adversely affecting the Company, and perhaps could not do so in any event. The Board has considered that Seafield's net capital losses and its tax basis in Company Common Stock will significantly reduce the amount of gains to Seafield that would otherwise be taxable. Accordingly, it has concluded that the benefits of the Distribution would more than offset any negative tax consequences. See "PLAN OF DISTRIBUTION-Material Federal Income Tax Consequences of the Distribution."

For the reasons stated above, the Seafield Board of Directors believes that the Distribution is in the best interests of Seafield and its shareholders. It further believes that the Distribution is appropriate at the present time because of the growth, expansion and financial independence which the Company has been able to achieve and realize recently. Accordingly, it has approved the Distribution, pursuant to which all shares of Company Common Stock owned by Seafield would be distributed, pro rata, to holders of Seafield Shares, subject to certain conditions described under "THE PLAN OF DISTRIBUTION-Conditions and Termination."